Exhibit 10.1

CNX Gas Corporation 5 Penn Center West, Suite 401 Pittsburgh, PA 15276-0102

	phone:	412/298-4973
	fax:	412/200-6782
	e-mail:	kurtsalvatori@cnxgas.com
	web:	www.cnxgas.com

June 18, 2007	Kurt Salvatori
Director — Human Resources
Dr. DeAnn Craig, P.E.
4899 Montrose Blvd.
Apt. #1503
Houston, TX 77006
Dear DeAnn:
     I am pleased to offer you the position of Senior Vice President — Asset Assessment of CNX Gas Corporation.
     We believe that you will be a tremendous addition to our senior management team. You bring the technical and management skills that make you ideal for this position. At the same time, we think that this position represents a tremendous opportunity for you. We have gotten off to a fast start in our first 17 months as a NYSE-listed public company with a $4+ billion market capitalization, but we are even more excited about the future. With the acquisition last week of Peabody’s gas assets, we now control over 3.6 million acres. Approximately 90% of our holdings are currently unproven and we believe your leadership in assessing these holdings will be critical in unlocking additional value for our shareholders. We look forward to your input into these and the many other significant opportunities we see for the Company.
     An outline of the compensation package for this position is attached. We believe that the compensation package is very competitive. Consistent with our Compensation Committee’s pay for performance philosophy, you will have a significant compensation opportunity on both a short-term and long-term basis for superior performance. If we produce value for our shareholders, the entire management team will be well compensated.
     We look forward to your acceptance of this position. If you accept, our Compensation Committee and the Board of Directors must formally approve your appointment. Nick Deluliis has discussed the matter with them and does not expect an issue, but this offer is necessarily subject to that approval, which we will pursue promptly.

     Please accept this offer by signing both copies of this letter, and return one signed copy to my attention. The other copy is for your records. Of course, if you have any questions, you should not hesitate to contact me.
     I look forward to you joining our team!

Sincerely
/S/ Kurt R. Salvatori
Kurt R. Salvatori

Agreed to this 18th day of June, 2007.
/S/ DeAnn Craig
DeAnn Craig

CONFIDENTIAL
Date: June 18, 2007
PROPOSED TERMS OF EMPLOYMENT
     The following are the terms on which you will be employed by CNX Gas Corporation.

Position	Senior Vice President — Asset Assessment

Job Grade	106

Base Salary	Your initial base salary will be $250,000 per year. The base salary for this position must be approved by the Compensation Committee of the Board of Directors. Typically, base salaries for executive officers are reviewed in April of each year. Your base salary is subject to change as determined by the Compensation Committee.

Annual Short Term Incentive Compensation Opportunity (“Bonus”)	You will be eligible to participate in the Company’s Short Term Incentive Plan for 2007. Your bonus opportunity for 2007 will be targeted at 60% of your base salary for achievement of 100% of the corporate and individual performance criteria established by the Compensation Committee and the CEO. Even though your start date will be August 1st, you will be eligible for a full year bonus payment for 2007.

Long Term Incentive Compensation	You will be eligible to participate in the Company’s Long-Term Incentive Compensation Program for the performance period from your date of hire to December 31, 2009. Your award will have a grant date value of 100% of your base salary, or $250,000. The number of performance share units you receive under the program will be equal to $250,000 divided by the average closing price of a share of CXG stock on the NYSE for the ten trading days ending on your date of hire.

Signing Bonus	$75,000, split between cash in the amount of $20,000 and performance share units in the amount of $55,000.

Current Employer Reimbursable Costs	CNX Gas will reimburse you for monies that you actually owe to Chevron due to the fact that you will be leaving earlier than expected up to $150,000. It is our intention to keep you “whole” from an income tax standpoint. If possible CNX Gas will deal directly with

Chevron on this matter, thereby avoiding a tax event for yourself, if however that is not possible we will “gross-up” the payment we make to you.

Change of Control Agreement	You will be eligible for a standard change of control agreement, with a “2x” multiplier.

Vacation	You are entitled to five weeks of vacation per year.

Investment (401(k)) Plan	As an employee of CNX Gas, you will be eligible to participate in the CONSOL Energy Investment Plan. Under that Plan, CNX Gas will match your contributions to the Plan up to 6% of your base salary. In addition, CNX Gas will contribute 3% of your base salary to the Plan, for which no contribution on your part is required. These contributions will be subject to IRS compensation limits.

Health and Welfare Benefits	You will be eligible for the same health and welfare benefits to which all similarly situated employees are entitled.

Relocation	You will be entitled to the “current employee” relocation package offered by CNX Gas.

Start Date	We look forward to you starting employment with us on or about August 1, 2007. You will be an executive officer of CNX Gas. As such, be aware that all compensation paid to you will be publicly disclosed. Further, you will be subject to certain restrictions on your ability to purchase and sell CNX Gas common stock.

Physical Examination	Pursuant to Company policy, your employment is conditioned upon a physical examination, including a drug test, and a background check. We would like to schedule a physical at your earliest convenience.

No Employment Agreement; Compensation and Benefits Subject to Change	These terms of employment do not create any right to continued employment. You will not have an employment agreement. The compensation and benefits described in these terms of employment are subject to change in accordance with the prerogatives of the Compensation Committee and the terms of the applicable benefit plans and programs.

Your acceptance of this offer of employment on the above terms is subject to the approval of the Board of Directors of CNX Gas Corporation and its committees that are required to approve your appointment. Management of CNX Gas intends to seek that approval promptly after your acceptance, but your employment will not take effect unless and until that approval is obtained.